Exhibit 99.1

SINGAPORE (July 09, 2026) Karoooo Limited (“Karooooo”) announces date of annual general meeting.

Further to the Company’s announcement on May 13, 2026, shareholders are reminded that the relevant dates relating to the payment of the interim cash dividend are as follows:

	NASDAQ	JSE

Last date to trade cum dividend	Thursday, July 16, 2026	Tuesday, July 14, 2026
Shares commence trading Ex-dividend	Friday, July 17, 2026	Wednesday, July 15, 2026
Record date	Friday, July 17, 2026	Friday, July 17, 2026
Dividend payment date	Monday, July 27, 2026	Monday, July 20, 2026

Shareholders registered on the South African section of the share register will not be allowed to dematerialize or rematerialize their shareholdings between Wednesday, July 15, 2026 and Friday, July 17, 2026, both dates inclusive, and transfers between the NASDAQ and South African register will not be permitted between Thursday, July 9, 2026 and Friday July 17, 2026, both days inclusive.

Additional information for South African resident shareholders of Karooooo Ltd.:

-	Shareholders registered on the South African section of the register are advised that the distribution of USD 1.50 per ordinary share will be converted to Rands at a rate of USD1: ZAR16.41549. Therefore, the equivalent gross dividend of USD1.50 per ordinary share in South African cents per ordinary share will be 2 462.32350 (ZAR24.62324).

-	Karooooo Ltd. tax reference number is 201817157Z.

-	The issued ordinary share capital of Karooooo Ltd. is 30,893,300 ordinary shares.

-	The dividend will be distributed by the Company from distributable profit reserves and is regarded as a “foreign dividend” (as defined in the South African Income Tax Act No. 58 of 1962) for South African resident shareholders holding shares on the South African register.

-	Singapore does not impose withholding tax on dividends.

-	Dividends declared and paid by the Company to South African resident shareholders holding shares on the South African register are subject to South African dividend tax (“SA DWT”) of 20% (subject to any applicable exemptions that may apply). The net dividend to South African resident shareholders who are not exempt from SA Tax, equates to South African cents 1969.85880 per share.

-	Dividends will be paid net of SA DWT, to be withheld and paid to the South African Revenue Service. Such tax must be withheld unless beneficial owners of the dividend have provided the necessary documented proof to the regulated intermediary (being a broker, CSD participant, nominee company or the Company’s transfer secretaries Computershare Investor Services (Pty) Ltd., Private Bag x9000, Saxonwold, 2132, South Africa) that they are exempt therefrom, or entitled to a reduced rate, as a result of any relevant double taxation agreement between South Africa and the country of tax domicile of such owner.

Shareholders are encouraged to consult their professional tax advisers should they be in any doubt as to the appropriate action to take.

Investor Relations Contact	IR@karooooo.com
Media Contact	media@karooooo.com